Mail Stop 3561

May 20, 2010

Leon Golden, President
Victoria Internet Services, Inc.
2470 East 16th Street
Brooklyn, New York 11235

> **Re:** **Victoria Internet Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 14, 2010**
> **File No. 333-165391**

Dear Mr. Golden:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

General

1. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis or Plan of Operation, page 15

2. We note your response to comment 8 in our letter dated May 7, 2010. In response to the second bullet point, please disclose the timeline established by your web designer. In addition, please clarify the reference to "miscalculation" in your revised heading.

* * ** * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact TaTanisha Meadows, Staff Accountant, at (202) 551-3322, or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott P. Doney, Esq.
         Cane Clark LLP
         Via facsimile (702) 944-7100